                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


         Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                    Offshore Energy Development Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   676247109
                                 (CUSIP Number)

                                David  R. Albin
                        100 N. Guadalupe St., Suite 205
                               Santa Fe, NM 87501
                                 (505) 983-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676247109               SCHEDULE 13D

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         NATURAL GAS PARTNERS, L.P.

--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See              (a) [ ]
     Instructions)                                                      (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization  NATURAL GAS PARTNERS, L.P. IS A
                                           LIMITED PARTNERSHIP FORMED UNDER
                                           THE LAWS OF THE STATE OF DELAWARE
--------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power                                     0
     Shares Bene-  -------------------------------------------------------------
     ficially       (8)  Shared Voting Power                                   0
     Owned by      -------------------------------------------------------------
     Each           (9)  Sole Dispositive Power                                0
     Reporting     -------------------------------------------------------------
     Person With   (10)  Shared Dispositive Power                              0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person              0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     0/1/

--------------------------------------------------------------------------------
(14)Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------



-------------------------
     /1/ Due to the Merger, as described herein, the Issuer no longer exists as a separate corporate entity and thus has no outstanding securities.

CUSIP NO. 676247109               SCHEDULE 13D

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         G.F.W. ENERGY, L.P.

--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See              (a) [ ]
     Instructions)                                                      (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)                          OO (SEE ITEM 3)

--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization  G.F.W. ENERGY, L.P. IS A LIMITED
                                           PARTNERSHIP FORMED THE LAWS OF THE
                                           STATE OF DELAWARE
--------------------------------------------------------------------------------
     Number of      (7)  Sole Voting Power                                     0
     Shares Bene-  -------------------------------------------------------------
     ficially       (8)  Shared Voting Power                                   0
     Owned by      -------------------------------------------------------------
     Each           (9)  Sole Dispositive Power                                0
     Reporting     -------------------------------------------------------------
     Person With   (10)  Shared Dispositive Power                              0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person              0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     0/2/

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN

--------------------------------------------------------------------------------



-------------------------
     /2/ Due to the Merger, as described herein, the Issuer no longer exists as a separate corporate entity and thus has no outstanding securities.

   The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on November 18, 1996, as amended on September 8, 1997, is hereby amended as follows:

ITEM 1.   SECURITY AND ISSUER.

   The class of equity securities to which this statement relates is the former common stock, par value $.01 per share (the "Common Stock"), of the Issuer.

ITEM 2.   IDENTITY AND BACKGROUND.

   No modification.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   No modification.

ITEM 4.   PURPOSE OF TRANSACTION.

   By virtue of a transaction in which the Issuer was merged into Titan Offshore, Inc., a Delaware corporation which is a wholly-owned subsidiary of Titan Exploration, Inc. ("TEXP"), all of the 2,209,460 shares of common stock of the Issuer owned by the Partnership immediately prior to such transaction were converted into 1,391,959 shares of common stock of TEXP and the separate corporate existence of the Issuer was terminated (the "Merger"). Therefore, due to the Merger, the Partnership currently has beneficial ownership of zero shares of the Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) The Partnership, G.F.W. Energy, L.P. and R. Gamble Baldwin no longer own any shares of the Common Stock.

   (b) None of the Partnership, G.F.W. Energy, L.P. or R. Gamble Baldwin has the power (sole or shared) to vote or direct the vote or to dispose or direct the disposition of shares of Common Stock.

   (c)-(d)   No modification

   (e) Each of the Partnership, G.F.W. Energy, L.P. and R. Gamble Baldwin ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on December 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

   Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   Not applicable.

                                   SIGNATURES


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 16, 1997          NATURAL GAS PARTNERS, L.P.

                                  By: G.F.W. Energy, L.P.,
                                      its sole General Partner


                                  By: /s/ David R. Albin
                                      ------------------------------------
                                      David R. Albin, Authorized Signatory



Date:  December 16, 1997          G.F.W. ENERGY, L.P.


                                  By: /s/ David R. Albin
                                      ------------------------------------
                                      David R. Albin, Authorized Signatory